Exhibit 1.1

THIS AMENDMENT AND WAIVER TO THE REVOLVING CREDIT AGREEMENT (this "Amendment")
is dated March 7, 2022 and made between:

(1)	GATOS SILVER, INC., a corporation existing under the Laws of Delaware, and its successors and permitted assigns (the “Borrower”);

(2)	CERTAIN SUBSIDIARIES OF THE BORROWER from time to time, (collectively, the “Guarantors”);

(3)	BANK OF MONTREAL, CHICAGO BRANCH and CERTAIN FINANCIAL INSTITUTIONS from time to time, as lenders (the “Lenders”);

(4)	BANK OF MONTREAL, CHICAGO BRANCH as bookrunner and mandated lead arranger (the “Arranger”); and

(5)	BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as administrative agent for and on behalf of the Lenders (the "Administrative Agent").

RECITALS:

(A)	Certain credit facilities were made available to the Borrower pursuant to the revolving credit agreement dated as of July 12, 2021 (the “Credit Agreement”) among, inter alia, the Borrower, as borrower, the Guarantors, as guarantors (the Borrower and the Guarantors, collectively, the “Obligors”), the Administrative Agent, as administrative agent, the Arranger, as Bookrunner and mandated lead arranger, and the Lenders, as lenders.

(B)	The Borrower has advised that certain errors have been identified in the Financial Model delivered by the Borrower to the Administrative Agent in connection with the Credit Agreement, including an overestimation of the mineral reserves at the Mine (the “Mineral Reserve Overestimate”).

(C)	The Administrative Agent and the Lenders have determined, and the Borrower has acknowledged, that the Mineral Reserve Overestimate has caused, or is likely to cause, the following Events of Default to occur under the Credit Agreement:

(i)	Under Section 13.1(e) of the Credit Agreement, an Event of Default has occurred due to representations or warranties made by, or for and on behalf of, any Obligor in the Credit Agreement or in any other document, agreement or instrument delivered pursuant to the Credit Agreement or referred to in the Credit Agreement or any material information furnished in writing to the Administrative Agent by any Obligor or Specified Entity having been incorrect when made or furnished; and

(ii)	Pursuant to Section 13.1(q) of the Credit Agreement, a Material Adverse Change has occurred,

(collectively, the “Mineral Reserve Estimate Defaults”).

(D)	The Borrower has requested that the Administrative Agent and each of the Lenders waive its rights as a result of the Mineral Reserve Estimate Defaults solely to permit the Borrower additional time to deliver an updated Financial Model described below.

(E)	The Lenders would not have agreed to extend the amount of the Credit Limit to the Borrower on the terms of the Credit Agreement if the Mineral Reserve Overestimate had been known by the Lenders at the time the Credit Agreement was entered into and require an updated Financial

Model to determine, in their sole discretion, if they will lower Borrower’s Credit Limit based on the updated Financial Model described below.

(F)	The Administrative Agent and each of the Lenders are willing to agree, subject to the terms and conditions set forth in this Amendment, to provide certain waivers and consents and to amend the Credit Agreement as set forth in this Amendment.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1	Interpretation

1.1	Capitalized terms used in this Amendment and not otherwise defined have the meanings given to them in the Credit Agreement.

1.2	This Amendment constitutes a Finance Document under the Credit Agreement and the other Finance Documents.

1.3	The recitals and statements set out above are true and correct and are hereby incorporated into this Amendment.

2	Waiver

2.1	The Borrower hereby:

(a)	represents and warrants that as of the date hereof no Default or Event of Default has occurred and is continuing, other than the Mineral Reserve Estimate Defaults; and

(b)	acknowledges, confirms and agrees that the Administrative Agent and the Lenders have not waived, nor do they intend to waive, any Events of Default other than the Mineral Reserve Estimate Defaults and nothing contained in this Amendment or the transactions contemplated hereby shall be deemed to constitute any such waiver.

2.2	Subject to satisfaction of the conditions set forth in Section 4 of this Amendment and in reliance on the representations and warranties set forth in Section 5 of this Amendment, notwithstanding anything to the contrary in the Credit Agreement or any Finance Document, the Administrative Agent and the Lenders, hereby waive:

(a)	any Default or Event of Default under Sections 13.1(e) and 13.1(q) of the Credit Agreement caused solely by the Mineral Reserve Overestimate;

(b)	for the 2022 Fiscal Year only, the Borrower’s obligation under Section 11.1(b)(v) to furnish the Administrative Agent with a Financial Model which is substantially consistent with the Financial Model delivered to the Administrative Agent pursuant to Section 12.2(h);

(c)	for the 2021 Fiscal Year and the first two Fiscal Quarters of the 2022 Fiscal Year, the Borrower’s obligations under Sections 11.1(b)(i) and 11.1(b)(ii); provided, however, that (x) the Borrower shall furnish to the Administrative Agent unaudited financial statements, subject to appropriate qualifications as a result solely of the Mineral Reserve Overestimate, at the same times and at the same frequency as required under Sections 11.1(b)(i) and 11.1(b)(ii), and (y) the Borrower shall furnish the financial statements required to be furnished under Sections 11.1(b)(i) and 11.1(b)(ii) in full compliance with such Sections as soon as practicable and, in any event, no later than November 14, 2022;

(d)	until March 31, 2023, any non-compliance by the Borrower with the conditions set forth in Section 12.1 of the Credit Agreement resulting solely from the Mineral Reserve Overestimate, including, without limitation, any action, suit, inquiry, claim or other proceeding arising out of the Mineral Reserve Overestimate, provided that no judgment or award has been granted against any Obligor, and any such action, suit, inquiry, claim or other proceeding is being diligently contested in good faith by appropriate proceedings by the Borrower; and

(e)	after March 31, 2023, any non-compliance by the Borrower with the conditions set forth in Section 12.1 of the Credit Agreement resulting solely from any action, suit, inquiry, claim or other proceeding arising out of the Mineral Reserve Overestimate filed or otherwise initiated on or before March 31, 2023, provided that no judgment or award has been granted against any Obligor, any such action, suit, inquiry, claim or other proceeding is being diligently contested in good faith by appropriate proceedings by the Borrower.

3	Amendments

3.1	Effective on the Effective Date, the Credit Agreement shall be amended as follows:

(a)	The definitions of “Accordion” and “Accordion Request” in Section 1.1 are hereby deleted.

(b)	The definition of “Credit Limit” in Section 1.1 is hereby amended and restated entirely as follows:

“Credit Limit” means, subject to the conditions and restrictions set out in Section 11.4, $50,000,000, as such amount may be reduced pursuant to Section 2.5.

(c)	The following definitions shall be added in alphabetical order to Section 1.1:

“LOM Review Cap” has the meaning given to that term in Section 11.4(a).

“LOM Review Reduction Schedule” has the meaning given to that term in Section 11.4(d).

“LOM Review Period” the period commencing on the earlier of:

(a)       September 30, 2022; and

(b)	the date on which the Administrative Agent has received the LOM Review Financial Model,

and ending on December 31, 2022.”

“LOM Review” has the meaning given to it in Section 11.4(b).”

“LOM Review Financial Model” has the meaning given to it in Section 11.4(b).”

(d)	Section 2.4 is hereby amended and restated entirely as follows:

“2.4 [Reserved]”

(e)	Article 11 is hereby amended by adding a new Section 11.4 as follows:

“11.4 LOM Review

(a)	Notwithstanding the amount of the Credit Limit or any other contrary provision of this Agreement, subject to Sections 11.4(d) and 11.4(e) below, the Borrower shall not be entitled to any extensions of credit under the Facility, and shall not request any Loan or Loans, the aggregate amount of which would exceed $30,000,000 (the “LOM Review Cap”), and each reference under this Agreement to the ‘Credit Limit’ shall refer to the Credit Limit as reduced pursuant to the LOM Review Cap.

(b)	The Borrower shall deliver to the Administrative Agent on or prior to September 30, 2022 an updated Financial Model which, for the avoidance of doubt, shall include (but shall not be limited to) an updated mineral reserve statement (the “LOM Review Financial Model”), together with such supporting documentation and other information as the Administrative Agent may reasonably request, in order to enable the Administrative Agent to determine whether or not the Borrower’s updated mineral reserve estimates in respect of the Mine are satisfactory to it, in its sole and absolute discretion (the “LOM Review”).

(c)	The Administrative Agent shall review the LOM Review Financial Model during the LOM Review Period in order to determine, in its sole and absolute discretion, if the LOM Review has been satisfied.

(d)	Subject to Section 11.4(e) below, from and after the expiration of the LOM Review Period, the Credit Limit shall be automatically reduced by the amount of $5,000,000 on the last day of each Fiscal Quarter, commencing with the Fiscal Quarter ending March 31, 2023 and ending with the Fiscal Quarter ending June 30, 2024, at which point the Credit Limit shall be reduced to zero (the “LOM Review Reduction Schedule”). On each date that the Credit Limit is reduced in accordance with the LOM Review Reduction Schedule, the Borrower shall immediately repay any Credit Excess resulting therefrom.

For the avoidance of doubt, Administrative Agent shall not be required to advance any proceeds under the Credit Limit which would cause a Credit Excess as a result of the immediately subsequent reduction of the Credit Limit in accordance with the LOM Review Reduction Schedule.

(e)	The Administrative Agent may, in its sole and absolute discretion, notify the Borrower in writing on or prior to the expiration of the LOM Review Period that the LOM Review has been satisfied, in which case the LOM Review Cap and the LOM Review Reduction Schedule will cease to apply.

4	Conditions to the Effectiveness of this Amendment

The waivers and amendments set forth in this Amendment shall become effective on the date (the “Effective Date”) that the Administrative Agent shall have received counterparts of this Amendment, duly executed, authorized and delivered by the Administrative Agent, the Lenders, and the Obligors.

5	Representations and Warranties

5.1	Each Obligor represents and warrants to the Administrative Agent and Lenders as follows:

(a)	the recitals to this Amendment are true and complete;

(b)	the representations and warranties of the Obligors contained in the Finance Documents are true and complete on and as of the Effective Date, other than to the extent such representations and warranties of the Obligors are not true and complete as a result solely of the Mineral Reserve Overestimate, including, without limitation, any action, suit, inquiry, claim or other proceeding arising out of the Mineral Reserve Overestimate for which no judgment or award has been granted against any Obligor, and which is being diligently contested in good faith by appropriate proceedings by the Borrower.

(c)	each Obligor is in full compliance with all of its covenants in the Finance Documents, other than as waived herein; and

(d)	no Default or Event of Default, other than as waived herein, has occurred or is continuing or would result from the execution and delivery of this Amendment.

6	References to and Effect on Other Finance Documents

6.1	On and after the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", the “Credit Agreement", "hereunder", "hereof" or words of like import referring to the Credit Agreement, and each reference in the other Finance Documents to the “Credit Agreement”, “thereunder”, “thereof" or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as modified by this Amendment.

6.2	The Credit Agreement, as specifically modified by this Amendment, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. Without limiting the generality of the foregoing, the Security Documents shall continue to secure the payment of all obligations of the Obligors under the Finance Documents, as modified by this Amendment.

6.3	The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein: (i) operate as a waiver of any right, power or remedy of any of the Finance Parties under any of the Finance Documents, nor constitute a waiver of any provision of any of the Finance Documents, (ii) prejudice any other right, power or remedy which the Finance Parties now have or may have in the future under or in connection with the Credit Agreement or the other Finance Documents, (iii) operate as a forbearance with respect to any of its rights or remedies concerning any Events of Default which may have occurred or are continuing as of the date hereof or which may occur after the date hereof (other than the Existing Defaults, which shall be waived in accordance with the terms hereof as of the date hereof), or (iv) be a novation of the obligations of the Obligors under any of the Finance Documents.

7	Incorporation by Reference

Sections 1.5 (Currency), 1.7 (Time of the Essence), 1.6 (Applicable Law), 16.15 (Waivers and Amendments), 18.2 (Severability), 18.3 (Counterparts), 18.8 (Waiver of Trial by Jury), and 18.10 (No Third Party Beneficiaries) of the Credit Agreement are hereby incorporated by reference herein, mutatis mutandis.

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IN WITNESS WHEREOF the parties to this Agreement have executed and delivered this Agreement on the date first written above.

GATOS SILVER, Inc., as Borrower

Per:	/s/ Roger Johnson
	Name:	Roger Johnson
	Title:	CFO

Per:	/s/ Stephen Orr
	Name:	Stephen Orr
	Title:	CEO

BANK OF MONTREAL, CHICAGO BRANCH,
as Lender

Per:	/s/ Darren Thomas
	Name:	Darren Thomas
	Title:	Director

BANK OF MONTREAL, CHICAGO BRANCH,
as Administrative Agent

Per:	/s/ Darren Thomas
	Name:	Darren Thomas
	Title:	Director